UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-33093

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Ligand Pharmaceuticals Incorporated

Full name of registrant:

Former name if applicable:

3911 Sorrento Valley Boulevard, Suite 110

Address of principal executive office (Street and number):

San Diego, CA 92121

City, State and Zip Code:

Part II. Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Ligand Pharmaceuticals Incorporated (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q (“Form 10-Q”) for the quarterly period ended September 30, 2016 by November 9, 2016, the original due date for such filing, without unreasonable effort or expense. As previously disclosed, the Company is in the process of evaluating certain deferred tax assets (“DTA”) recorded in the third quarter of 2015. The Company is endeavoring to file its Form 10-Q within the allowable extension period pursuant to this Form 12b-25, but there can be no assurances that the Company will be able to file within the extension window.

The Company is reviewing the amount of net operating loss carryforwards recorded as a result of certain acquisitions accounted for in 2009 and 2010. As a result, the amount of DTA the Company recorded in connection with the release of its valuation allowance could be reduced by at least 10% of the $217 million DTA booked in the third quarter of 2015. The reduction, if any, would reduce the one-time DTA gain and would reduce U.S. generally accepted accounting principles (“GAAP”) net income for that period by the same amount. The Company’s balance sheet for the third quarter of 2015 and every subsequent period would reflect the reduction in DTA. The 2015 GAAP net income and earnings per share, which would be impacted by the reduction in DTA, are not available at this time. Separately, the Company is evaluating the proper reflection of the outstanding convertible note in its 2015 annual report as short- or long-term debt as of December 31, 2015. Any change to the classification of the outstanding debt would have no effect on GAAP net income or any subsequent balance sheet for any reported period.

The Company consults with third-party tax professionals for advice on its tax matters and the accounting treatment of such matters. In reviewing its prior-year accounting as part of the 2016 third quarter close process, the Company re-evaluated its accounting for income taxes with the assistance of additional third-party tax professionals and is currently determining whether its DTA accounting needs to be restated.

The third quarter 2015 GAAP net income and earnings per share will be reported in the Company’s Form 10-Q for the third quarter of 2016, which will include the Company’s conclusion regarding the amount and materiality of the reduction in DTA, if any. The GAAP and adjusted net income and EPS figures for the three and nine month periods ended September 30, 2016 would be unaffected by the changes, if any. The Company does not expect to file its Form 10-Q for the third quarter of 2016 until after its Audit Committee’s review of these matters and management’s review of the effectiveness of its internal control over financial reporting has been completed.

        Certain statements contained in this Form 12b-25 constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are predictions based on expectations and projections about future events, and are not statements of historical fact. You can identify forward-looking statements by the use of forward-looking terminology such as “plan,” “continue,” “expect,” “anticipate,” “intend,” “predict,” “project,” “estimate,” “likely,” “believe,” “might”, “seek,” “may,” “remain,” “potential,” “can,” “should,” “could,” “future” and similar expressions, or the negative of those expressions. These forward-looking statements include the Company’s beliefs or expectations relating to the Company’s expectations relating to the filing of the Form 10-Q and the results of the ongoing review. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include a material delay in the Company’s financial reporting, the possibility that one or more material weaknesses in the Company’s internal control over financial reporting may be identified in connection with the ongoing review, the possibility that the ongoing review may identify other errors, which may be material, in the Company’s accounting, whether investors should no longer rely upon previously issued financial statements, and the risk that the Company may need to restate its financial statements. As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievements of the Company, and neither the Company nor any person assumes responsibility for the accuracy and completeness of these statements.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Matthew Korenberg	858	550-7500
(Name)	(Area code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ligand Pharmaceuticals Incorporated

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 9, 2016	By:	/s/ Matthew Korenberg
		Name:	Matthew Korenberg
		Title:	Vice President, Finance and Chief Financial Officer
Duly Authorized Officer and Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S. C. 1001).